EXHIBIT 99.2
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[LOGO - ABITIBI
        CONSOLIDATED]

                                                                   PRESS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

  ABITIBI-CONSOLIDATED INC. AND ABITIBI-CONSOLIDATED COMPANY OF CANADA COMMENCE TENDER OFFERS FOR UP TO U.S.$500 MILLION OF 8.30% NOTES DUE 2005 AND 6.95% NOTES
                                    DUE 2006

MONTREAL, PQ, March 3, 2005 -- Abitibi-Consolidated Inc. ("Abitibi") (TSX:A;
NYSE: ABY) today announced that it and its subsidiary, Abitibi-Consolidated Company of Canada ("ACCC"), have commenced cash tender offers for up to U.S.$500,000,000 in aggregate principal amount of Abitibi's 8.30% Notes due 2005 (the "2005 Notes") and ACCC's 6.95% Notes due 2006 (the "2006 Notes" and together with the 2005 Notes, the "Notes"). The tender offers will expire at 12:00 Midnight, New York City time, on March 31, 2005, unless extended or earlier terminated (the "Expiration Date").

Under the terms of the Offer to Purchase dated as of today Abitibi and ACCC are offering to purchase any and all of the outstanding 2005 Notes and up to U.S.$150,000,000 of the 2006 Notes, in each case for a total consideration consisting of a purchase price based on the yield to maturity of a specified U.S. Treasury reference security plus a fixed spread of +50 basis points with respect to the 2005 Notes and +75 basis points with respect to the 2006 Notes.

Holders that tender their Notes on or prior to 5:00 p.m., New York City time, on March 16, 2005 (the "Early Tender Date") will receive the total consideration which includes an early tender premium of U.S.$10 per U.S.$1,000 principal amount of Notes purchased. Holders that tender their Notes after the Early Tender Date but prior to the Expiration Date will receive the total consideration less the early tender premium. In addition, in all cases Holders will receive accrued and unpaid interest from the last interest payment date for such series of Notes to the date the Notes are purchased. Payment for tendered Notes will be made in same day funds as soon as practicable after they are accepted for payment, which in the case of 2005 Notes tendered prior to the Early Tender Date is expected to be prior to the Expiration Date.

The tender offers are conditioned on the satisfaction of certain conditions, including the refinancing of a portion of ACCC's existing indebtedness on terms and conditions satisfactory to Abitibi. If any of the conditions of the offer to purchase are not satisfied, neither Abitibi nor ACCC will be obligated to accept for payment, purchase or pay for the Notes, and may delay the acceptance for payment of any tendered Notes, in each event, and may even terminate the tender offers.

Full details of the terms and conditions of the tender offers are included in the Offer to Purchase.


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Citigroup Global Markets Inc. and Banc of America Securities LLC will act as
Dealer Managers for the tender offers. Persons with questions regarding the offers should contact the Dealer Managers: (i) Citigroup, toll-free at (800) 558-3745 or (ii) Banc of America Securities LLC, toll free at (888) 292-0070, or the Information Agent and Depositary, Global Bondholder Services Corporation, toll-free at 866-470-4200. Requests for documents including the Offer to Purchase may be directed to the Information Agent and Depositary.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other security. The tender offers are made only pursuant to the Offer to Purchase dated March 3, 2005. Statements in this press release regarding the refinancing of indebtedness shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 5 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 18 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres in North America and approaching 20,000 Paper Retriever(R) and paper bank containers.


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CONTACT:

INVESTORS & FINANCIAL MEDIA:
Lorne Gorber
Director, Investor Relations & Financial Communications
(514) 394-2360
lorne_gorber@abitibiconsolidated.com
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